Mail Stop 3561

October 14, 2008

Edward E. Cohen
Chief Executive Officer
Atlas America, Inc.
Westpointe Corporate Center One
1550 Coraopolis Heights Road
Moon Township, PA 15108

> **Re:** **Atlas America, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for Quarter Ended March 31, 2008**
> **Filed May 9, 2008**
> **File No. 1-32169**

Dear Mr. Cohen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director